WILLIAMS CONTROLS, INC.
                              14100 SW 72nd Avenue
                             Portland, Oregon 97224
                                 (503) 670-3307
                        --------------------------------

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER
                        --------------------------------

         NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement is being mailed on or about June 25, 2002 by Williams Controls, Inc. ("we," "us" or the "Company"), to holders of record of our Series A Preferred Stock, 7 1/2% Redeemable Convertible Series, par value $0.01 per share (the "Series A Stock") and holders of record of our Common Stock. As described in our Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on June 11, 2002 (see "Where You Can Get More Information" below) we have entered into an agreement to sell shares of a newly designated class of preferred stock, the Series B Preferred Stock (the "Series B Stock") pursuant to a Stock Purchase Agreement dated May 31, 2002 (the "Stock Purchase Agreement"), with American Industrial Partners Capital Fund III, L.P. ("AIP"). Under the terms and subject to the conditions of the Stock Purchase Agreement, AIP has agreed to purchase at least 100,000 shares of Series B Stock for $100 per share. In addition to the sale of the Series B Stock to AIP, we are required under the terms of the Stock Purchase Agreement to sell to other persons at least 25,000 but not more than 50,000 additional shares of our Series B Stock. We currently do not have any binding commitments from any other persons to purchase our Series B Stock. The sale of the Series B Stock to AIP and the other persons who agree to purchase shares of our Series B Stock under the Stock Purchase Agreement (collectively the "Series B Investors") is subject to conditions that are described more fully in our Schedule TO, the Offering Memorandum attached to the Schedule TO as Exhibit 12(a)(1)(i) and the Stock Purchase Agreement, a copy of which is attached to the Schedule TO as Exhibit 12(d)(1).

If the Series B Investors complete their purchase of shares of Series B Stock, those investors will be entitled to elect a majority of our board of directors. We expect that our board of directors will be increased to seven members prior to the closing of the sale of the Series B Stock; therefore, the Series B Investors will initially be entitled to elect four of the seven seats on our board of directors (the "Series B Directors"). The Series B Investors have informed us that, if their purchase of our Series B Stock closes, they intend to nominate four persons (the "Nominees") to fill the seats on our board of directors that have been designated to be filled by Series B Directors. We are sending you this Information Statement to provide you with certain information about the Nominees. Unless otherwise defined herein, capitalized terms used in this Information Statement have the meanings assigned in the Schedule TO and the exhibits thereto.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. References herein to the Schedule TO are to the Schedule TO filed on June 11, 2002, as amended on June 11, 2002 and as amended from time to time in the future. We urge you to read this Information Statement carefully. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION, AND WE ARE NOT SOLICITING YOUR PROXY.

The information contained in this Information Statement about the Series B Investors and the Nominees has been furnished to the Company by the Series B Investors. We assume no responsibility for the accuracy or completeness of that information.

                    NOTE REGARDING FORWARD LOOKING STATEMENTS

We are providing the information contained in this Information Statement in part to discuss with shareholders our expectations about future events that may affect Williams Controls, Inc. As a result, this Information Statement contains statements about future expectations that are subject to various risks and uncertainties. These statements include, among other things, statements about our expected financial condition, the likelihood that the sale of the Series B Stock will be consummated and the results if it is concluded successfully, and various other statements that may affect our operating results and financial condition. As statements that predict future events, these statements are inherently uncertain, and we cannot assure you that our actual performance or the actual outcomes of these future events will be in line with our expectations. Various events could affect our future performance, and some of those events are discussed in the Offering Memorandum under the heading entitled "Risk Factors." Those risk factors are incorporated herein by reference, and you should read them carefully when considering the information presented in this Information Statement.

                          INFORMATION ABOUT THE COMPANY

As of May 31, 2002 our voting securities consisted of 78,200 shares of Series A Stock and 19,928,522 shares of Common Stock. Each share of Common Stock is entitled to one vote, and under certain circumstances described in greater detail in the Offering Memorandum, the holders of the Series A Stock have, and following the Closing (if it occurs) the holders of the Series A-1 Stock and the Series B Stock would have, the right to vote on certain matters together with the holders of the Common Stock on an as-converted basis. As of June 9, 2002, we also had outstanding 12% Secured Subordinated Debentures, due March 1, 2002, in the original principal amount of $5,000,000. These debentures are secured by mortgages on certain real property owned by the Company, subordinate to other senior indebtedness. In addition, we issued to each purchaser of debentures a three year warrant to purchase Common Stock at $1.375 per share for each $2.00 of principal amount of debentures purchased. We also issued the placement agent a three year warrant to purchase shares of Common Stock equal to 7.0% of the number of warrants issued to the purchasers. The exercise price of the placement agent warrants is $1.375 per share. Last, as of June 9, 2002, we had outstanding 7.5% Convertible Subordinated Debentures, due March 31, 2003, in an aggregate principal amount of $2,149,000. These debentures are unsecured obligations, subordinate to all senior indebtedness. The debentures are convertible into shares of Common Stock at a conversion price of $2.00 per share. In addition, we issued to each purchaser of debentures a three year warrant to purchase Common Stock equal to 20% of the shares of common stock into which such purchaser's debenture is convertible. The exercise price of the warrants is $2.375 per share. We issued the placement agent a five year warrant to purchase shares of the Company's common stock equal to 7.0% of the total shares of Common Stock issuable upon the conversion of the debentures. The exercise price of the placement agent warrants is $2.40 per share.


                         SECURITIES OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as of the most recent practicable date, about the beneficial ownership of our Common Stock and our Series A Preferred Stock by certain of our directors, executive officers and controlling shareholders. To the best of our knowledge, each such stockholder has sole voting and investment power with respect to their holdings unless otherwise noted.

                                              Common Stock              Series A Preferred Stock
                                          Amount                         Amount
                                       Beneficially   Percentage of   Beneficially    Percentage of
Name & Address of Beneficial Owner        Owned        Class Owned*      Owned         Class Owned**
----------------------------------     ------------    -----------    ------------    -------------
Thomas W. Itin (1)                       5,967,280           30              -0-             -0-
7001 Orchard Lake Rd., Suite 424
West Bloomfield, MI 48322-3608

Acrodyne Corporation (2)                 1,200,000          6.0              -0-             -0-
7001 Orchard Lake Rd., Suite 424
West Bloomfield, MI 48322-3608

H. Samuel Greenawalt (3) (4)               402,500          2.0              -0-             -0-
7001 Orchard Lake Rd., Suite 424
West Bloomfield, MI 48322-3608

Douglas E. Hailey (5)                      223,961          1.1              250             ***
1171 Maggies Way
Waterbury Center, VT 05677

Timothy S. Itin (6)                         77,500          ***              -0-             -0-
1 Montgomery Street, Suite 3700
San Francisco, CA 94104

David S. Eberly                                -0-          -0-              -0-             -0-
GMA Capital
32330 West 12 Mile Road
Farmington Hills, MI 48334

Gary P. Arnold (7)                         186,860          1.0              500             ***
13940 Atlanta National Drive
Alpharetta, GA 30004

Dennis E. Bunday                               -0-          -0-              -0-             -0-
14100 Southwest 72nd Ave.
Portland, Oregon 97224

Mark E. Brady (8)                        2,379,108           12           15,000            19.2
Robert J. Suttman, II
Ronald L. Eubel
7777 Washington Village Drive
Suite 210
Dayton, OH 45459

Dolphin Offshore Partners, L.P. (9)      2,626,287         13.2           12,750            16.3
c/o Dolphin Management Inc.
129 East 17th Street
New York, NY 10007

All executive officers and directors     6,858,101         34.4              750               1
as a group (7 persons)

----------

*      Based upon 19,928,522 shares outstanding at May 31, 2002.
**     Based upon 78,200 shares outstanding at May 31, 2002.
***    Less than one percent.

(1) Information is based on the Schedule 13G, filed by Mr. Itin with the SEC on February 14, 2002. Includes: (i) 1,050,000 shares issuable to Mr. Itin upon exercise of stock options exercisable within 60 days; (ii) 1,200,000 shares owned of record by Acrodyne, a corporation that is indirectly owned or controlled by Mr. Itin; (iii) 156,719 shares owned by Ajay Sports, Inc., which Mr. Itin is the chairman, chief executive officer and an approximately 45.75% shareholder; (iv) 568,000 shares owned of record by SICO, a Michigan co-partnership, of which Mr. Itin is a partner, and 1,974,000 shares owned of record by TICO, a Michigan co-partnership, of which Mr. Itin is a partner (400,000 of the shares are held for the benefit of the Acrodyne Profit Sharing Plan); and (iv) 1,121,751 shares owned by Williams Controls, Inc., employee benefit plans of which Mr. Itin is trustee. Mr. Itin disclaims beneficial ownership of shares owned by Ajay Sports, and of shares held in the Company's employee benefit plans, other than 13,278 shares in the Company's employee stock ownership plan and 30,128.614 shares in the Non-Union 401(k) plan allocated for his benefit.

(2) Acrodyne is a wholly owned subsidiary of TWO International, Inc., which is partially owned by Mr. Itin. Mr. Itin may be deemed to be a beneficial owner of the shares of Common Stock owned by Acrodyne Corporation and its affiliates, and, therefore, these shares are included in the ownership reported for Mr. Itin in this table. Mr. Itin disclaims beneficial ownership of these shares.

(3) Includes 62,500 shares of Common Stock issuable upon exercise of presently exercisable stock options held by Mr. Greenawalt.

(4) Includes 187,500 shares of Common Stock issuable upon exercise of presently exercisable stock options and 12,500 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days held by Enercorp, Inc., of which Mr Greenawalt is a Director. Mr. Greenawalt disclaims beneficial ownership of these options.

(5) Includes 9,091 shares issuable upon conversion of the 250 shares of Series A Stock; 33,810 shares issuable upon exercise of the Debenture Warrants; 21,810 shares issuable upon exercise of warrants relating to the Company's Secured Subordinated Debt; and 75,787 shares issuable upon the exercise of warrants issued in connection with the Company's July 1999 common stock offering.

(6) Includes 62,500 shares issuable upon exercise the exercise of stock options exercisable within 60 days.

(7) Includes 19,685 shares issuable upon conversion of the 500 shares of Series A Stock; 51,813 shares issuable upon exercise of the Debenture Warrants; and 10,362 shares issuable upon the exercise of warrants.

(8) Information is based on the Form 4 filed with the SEC by these individuals on June 7, 2002. Common stock ownership includes 554,455 shares issuable upon conversion of the 15,000 shares of Series A Stock; 38,181 shares issuable upon the exercise of warrants issued in connection with the Company's sale of Series A Stock,; 916,000 shares issuable upon the exercise of warrants issued in connection with the Company's Secured Subordinated Debt; 140,000 shares issuable upon the exercise of Debenture Warrants; and, solely in the case of Mr. Suttman, 7,330 shares owned individually.

(8) Information is based on the Form 3 dated February 23,2001 filed with the SEC by these individuals. Common stock ownership includes 490,385 shares issuable upon conversion of the 13,485 shares of Series A Stock; 1,282,091 shares issuable upon the exercise of warrants issued in connection with the Company's Secured Subordinated Debt; and 61,538 shares issuable upon the exercise of the Debenture Warrants.

Our directors, executive officers and controlling shareholders may participate in the Exchange Offer and the related Proxy Solicitation on the same basis as our other holders of Series A Stock. As of the date of this Offering Memorandum, Mr. Hailey has told us that he intends to tender his shares in the Exchange Offer and to grant proxies to the Company to vote in favor of the proposal to consummate that transaction. Mr. Arnold and the controlling shareholders have not informed us whether they intend to tender their shares in the Exchange Offer or grant proxies to vote in favor of the proposal.


                               CHANGES IN CONTROL

We have not experienced a change in control as of the date of this filing.

The sale of the Series B Stock and the related Exchange Offer are described in the Current Report on Form 8-K filed by the Company with the Commission on June 12, 2002 and in the Schedule TO filed by the registrant with the Commission as of June 11, 2002 and the respective exhibits incorporated into those filings. The Schedule TO is being made available to the holders of the Series A Stock by mail and is otherwise available to shareholders on request from the offices of the registrant or the Series B Investors. Copies also may be obtained from the SEC via its EDGAR website at http://www.sec.gov.

If the sale of the Series B Stock is consummated as described in the Stock Purchase Agreement and the Regulatory Filings, a change in control of the registrant will occur as described therein. The persons acquiring control; the amount of consideration used by those persons; the basis of control; the percentage of voting securities of the registrant to be acquired by the persons acquiring control; and the identity of the persons from whom control would be assumed, are described in the Regulatory Filings. The source of funds used for the acquisition of control is the cash reserves of the Series B Investors.

                        DIRECTORS AND EXECUTIVE OFFICERS

NOMINEES

The Stock Purchase Agreement provides that the following persons have been designated as the Nominees. The following sets forth certain information with respect to the Nominees based on information supplied to the Company by the Series B Investors, including their names, ages, principal occupations for the past five years, and their directorships with other corporations.

                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                 NAME      AGE              FIVE-YEAR EMPLOYMENT HISTORY
                 ----      ---    ----------------------------------------------

W. Richard Bingham         67     Mr. Bingham is a Director, the President, the
                                  Treasurer and the Assistant Secretary of American Industrial Partners Corporation, an affiliate of AIP. He co-founded AIP Management
                                  Co. and has been a director and an officer of that entity since 1989. Mr. Bingham is also a director of Great Lakes Carbon Corp., Bucyrus
                                  International, Inc., Dearfield Associates, RBX
                                  Corporation, Stanadyne Automotive Corp. and
                                  Sweetheart Holdings, Inc.

R. Eugene Goodson, Ph.D.   66     Dr. Goodson has been an Adjunct Professor at
                                  the University of Michigan's School of
                                  Business since September 1998. From October
                                  1997 to September 1998, he was a consultant with Oshkosh Truck Corporation, a manufacturer of specialized trucks and transport equipment.
                                  From 1990 until his retirement in October
                                  1997, he was Chairman of the board of
                                  directors and Chief Executive Officer of Oskosh Truck Corporation.

Kirk R. Ferguson           34     Mr. Ferguson joined the New York office of AIP
                                  in 2001 and serves as a Managing Director of that firm. Mr. Ferguson was previously a principal of Saratoga Partners, a private equity investment firm where he had been employed from 1997 to 2001. Mr. Ferguson earned his AB in Quantitative Economics from Stanford University and his MBA from Harvard
                                  Business School. Mr. Ferguson is a member of the Investment Committee of AIP. Mr. Ferguson also is a director of Stanadyne Automotive
                                  Corp.

Nathan L. Belden           32     Mr. Belden joined the San Francisco office of
                                  AIP in 1995 and serves as a Managing Director and the Chief Financial Officer of that firm.

                                  Mr. Belden previously worked in the Mergers and Acquisitions Department of Kidder, Peabody & Co., Inc. in New York. Mr. Belden graduated summa cum laude from the University of Colorado, Boulder with a Bachelor of Science degree in Finance.


         CURRENT DIRECTORS

The following table sets forth, as of June 9, 2002, the ages and certain other information with respect to the current directors of the Company.

         NAME                                   AGE      DIRECTOR SINCE
         ----                                   ---      --------------
         Thomas W. Itin                         66            1988
         H. Samuel Greenwalt*                   72            1994
         Timothy S. Itin                        42            1994
         Douglas E. Hailey                      39            2001
         David Eberly*                          38            2001
         Gary Arnold*                           61            2001


* Messrs. Greenwalt, Eberly and Arnold will resign as a director at closing if the sale of the Series B Stock is consummated.

THOMAS W. ITIN

Mr. Itin was Chairman of the Board, and Chief Executive Officer of the Company since March 1989 and a Director since inception of the Company in November 1988. In addition, Mr. Itin was elected President and Treasurer of the Company in June 1993. Mr. Itin retired as President, Chief Executive Officer and Treasurer of the Company in January 2001. Mr. Itin continues to be the Chairman of the Board of the Company. Mr. Itin serves on the Cornell University Council and is Chairman of the Technology Transfer Committee of the Council. Mr. Itin has been Chairman, President and owner of TWI International, Inc. ("TWI") since he founded that entity in 1967. TWI acts as consultant for mergers, acquisitions, financial structuring, new ventures and asset management. Mr. Itin also is the owner and principal officer of Acrodyne Corporation. In addition, Mr. Itin is Chairman of the Board and President of LBO Capital Corp. and Ajay Sports, Inc.. Mr. Itin was awarded a Masters of Business Administration degree from New York University and received a Bachelor of Science degree from Cornell University. Mr. Itin's term as director expired in 2001; however he continues to serve as the Company did not hold an annual meeting in 2001. Mr. Thomas Itin will remain as a director if the sale of the Series B Stock is consummated.

H. SAMUEL GREENAWALT

Mr. Greenawalt has served as a director of the Company and a member of the Audit Committee of the Board since March 1994. From 1987 until his retirement in June 1994, Mr. Greenawalt served as Senior Vice President, Business Development, for Michigan National Bank in Detroit, Michigan. Since June 1993, Mr. Greenawalt has served as a director of Enercorp, Inc., a publicly traded business development company that owns approximately ten percent of our Common Stock. Mr. Greenawalt received a Bachelor of Science degree from the Wharton School of the University of Pennsylvania, and is a graduate of the University of Wisconsin Banking School. Mr. Greenawalt's term as director expired in 2001; however he continues to serve as the Company did not hold an annual meeting in 2001 and no successor has been elected or appointed. Messrs. Greenwalt, Arnold and Eberle will resign as directors at closing if the sale of the Series B Stock is consummated.

DOUGLAS E. HAILEY

Mr. Hailey has served as a director of the Company and a member of the Audit and Compensation Committees of the Board since March 2001. Mr. Hailey has been Vice President of the Investment Banking Division of Taglich Brothers, Inc., a New York-based full service brokerage firm that specializes in private equity placements for small public companies. Prior to joining Taglich Brothers, Mr. Hailey spent five years with Weatherly Financial Group, a small private equity firm that specialized in sponsoring leveraged buyouts. Prior to Weatherly, Mr. Hailey spent three years in structured finance lending at Heller Financial and the Bank of New York, where he completed the Professional Bank Officer Training Program in 1987. Mr. Hailey received a Bachelors degree in Business Administration from Eastern New Mexico University and an MBA in Finance from the University of Texas. Mr. Hailey's term expires in 2002. Mr. Hailey will remain as a director if the sale of the Series B Stock is consummated.

TIMOTHY S. ITIN

Mr. Itin has served as a director of the Company and a member of the Audit and Compensation Committees of the Board since March 1994. Since January 1999, he has been a partner in the investment-banking firm of Thomas Weisel Partners in San Francisco, California. From July 1998 to December 1998, he was a Principal in the investment banking firm NationsBank Montgomery Securities, LLC, located in San Francisco, California. From January 1996 to June 1998, Mr. Itin was a Managing Director of the investment-banking firm of Volpe Brown Whelan & Company, LLC, in San Francisco. From 1991 through 1995, Mr. Itin was a Managing Director of Jensen Securities, an institutional brokerage firm located in Portland, Oregon, where he served on Jensen's management committee. From 1989 to 1991, he was employed by Laurel Management Partners, a money management affiliate of Montgomery Securities. From 1983 to 1989, Mr. Itin was a Limited Partner at Montgomery Securities and worked in the field of investment banking, institutional trading and full service brokerage in San Francisco. Mr. Itin has earned the designation of Chartered Financial Analyst (CFA) and received a Bachelor of Arts degree in economics from Dartmouth College. Mr. Timothy Itin will remain as a director if the sale of the Series B Stock is consummated.

DAVID S. EBERLY

Mr. Eberly is a Managing Director and co-founder of GMA Capital, Inc., an investment banking firm that advises closely held businesses in conjunction with corporate acquisitions, divestitures, joint ventures and private financing. Since he co-founded GMA Capital in 1988, Mr. Eberly has developed an expertise in providing financial and strategic advice for cross-border transactions. Before founding GMA Capital, Mr. Eberly was a vice president for corporate finance with J.W. Korth & Company, a Michigan-based broker-dealer firm. Mr. Eberly is a founding shareholder and former director of European Gateway Acquisition Corp. Mr. Eberly holds a Bachelor of Science degree in Finance and Management from Miami University (Ohio).

GARY P. ARNOLD

Mr. Arnold retired in 2000 as president, chief executive officer and chairman of Analogy, Inc., a publicly traded electronics company that was acquired by Avant! Corporation in March of that year. Mr. Arnold joined Analogy as president, chief executive officer and chairman in January 1993. Mr. Arnold has extensive experience in the electronics industry in the areas of finance, strategic planning and operations, both in domestic and international markets. Mr. Arnold is a member of the boards of directors of National Semiconductor Corporation and Axonn Corporation. He holds a J.D. degree from the University of Tennessee College of Law and a bachelor's degree in Accounting from East Tennessee State University.

Timothy S. Itin is the son of Thomas W. Itin. There are no other family relationships among the directors and executive officers of the Company.


MEETINGS OF THE BOARD; COMMITTEES

Our board of directors has designated an Audit Committee and a Compensation Committee. The Board also created a Special Review Committee in 2001 to manage the collection of the amounts owed to the Company by Ajay and guaranteed by the Company's Chairman of the Board, Thomas Itin.

Audit Committee. The Committee monitors the preparation of quarterly, annual and other financial reports; is responsible for other maters concerning the relationship between the Company and its independent accountants; and oversees management's implementation of effective systems of internal controls. The Audit Committee held four meetings during our 2001 fiscal year. During fiscal 2001 the Audit Committee members were Mr. Greenawalt, Mr. Timothy Itin, Mr. Hailey, and Mr. Arnold.

Compensation Committee. The Compensation Committee primarily reviews and sets compensation paid to the Company's executive officers and directors and makes recommendations to the Board regarding awards under the Company's Stock Option Plans. The Compensation Committee held one meeting during fiscal 2001. During fiscal 2001 the Compensation Committee members were Mr. Hailey, Mr. Timothy Itin and Mr. Eberle.

Nominating Committee. The Nominating Committee is responsible for determining the most appropriate persons to be nominated for election by the shareholders to serve on the Company's board of directors. The Nominating Committee currently consists of Messrs. Greenwalt, Timothy Itin and Hailey.

Special Review Committee. The Special Review Committee was created in fiscal 2001 to manage the collection of the amounts owed to the Company by Ajay and guaranteed by the Company's Chairman of the Board, Thomas Itin. The Special Review Committee held one meeting during fiscal 2001. The Special Review Committee members were Mr. Greenawalt, Mr. Timothy Itin and Mr. Hailey.


MEETING ATTENDANCE

Each director attended more than 75% of the meetings of the board of directors, the Audit, Compensation, Nominating and Special Review Committees of which he was a member during the period in which he served.


              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

At September 30, 2001 the Company had notes and accounts receivable from Ajay Sports, Inc. ("Ajay") with a carrying value of $3,565,000 including a $500,000 note receivable, reflected as a reduction in the Company's shareholders' equity, relating to the issuance of 206,719 shares of the Company's common stock to Ajay. Ajay's current activity consists of ownership of ProGolf Discount ("Pro Golf"), a franchiser of golf equipment and accessories retail stores. During 2000 and 2001, Ajay has closed its Delavan, Wisconsin operations (Ajay Leisure Products, Inc., Palm Springs Golf Inc., and Prestige Golf Inc.), its Baxter, Tennessee operation (Leisure Life, Inc.) and its Mexicali, Mexico facility.

The Company's note and accounts receivable from affiliate at September 30, 2001 is comprised of a secured note receivable with a carrying amount of $2,470,000 and accounts receivable of $595,000. The Company had a guaranty obligation to advance up to $1,515,000 to Ajay under the terms of an inter-creditor agreement. The agreement was secured by the Company's Deerfield Beach property and the guaranty was satisfied from the proceeds of the sale of the property. The payment by the Company of the guaranty to US Bank was $1,450,000, and included unpaid interest and penalties, and is reflected as an increase in Investment in and notes receivable from affiliate in fiscal 2001.

Prior to July 11, 1997, the Company had guaranteed Ajay's $13,500,000 credit facility and charged Ajay a fee of 1/2 of 1% per annum on the outstanding loan amount for providing this guaranty. From July 11, 1997 through June 30, 1998, the Company and Ajay had a joint and several loan obligation to a bank. On June 30, 1998, the Company restructured its investment in Ajay (the "Ajay Restructuring"). The objective of the Ajay Restructuring was to separate the Company's and Ajay's financing, eliminate Ajay's dependency on the Company for capital and provide Ajay with adequate working capital to grow its operations and improve shareholder value, which would benefit the Company. The restructuring provided Ajay three years to improve shareholder value at which time the notes receivable became due and payable. No dividends were accrued and payable on the preferred stock through July 31, 2001. The preferred stock dividend rate increased to an annual rate of 17% beginning August 1, 2001 and will increase to 24% effective August 1, 2002, rates which the Company intended would require Ajay to raise capital from new sources to redeem the preferred stock. The Company has not recognized any preferred dividend income from Ajay.

As a result of the Ajay Restructuring, the bank provided separate loan facilities to the Company and Ajay. As consideration to the bank for the separate loan facilities, the Company provided Ajay $2,000 in additional capital during 1998 which included the purchase of Ajay notes payable of $-948 previously provided by affiliated parties of the Company, and agreed to convert $5,000,000 of advances to Ajay into a new cumulative convertible preferred stock. The preferred stock is convertible into 3,333,333 shares of Ajay common stock.

The secured promissory notes bear an annual interest rate of 16% payable monthly, subject to increase based upon a calculation provided for in the agreement. In addition, Ajay agreed to pay the Company annual administrative fees of $90,000 and a management fee for sourcing products overseas in the amount of $80,000 annually for 3 years beginning July 1998. As a result of poor cash flow, Ajay has been unable to make any payments on any of these obligations to the Company since 1999.

The Company owns 686,274 shares of common stock in Ajay, which represents approximately 16% of Ajay's outstanding common stock. In addition, the company has options to purchase 1,851,813 shares of common stock at an exercise price of $1.08. The investment is recorded on the equity method of accounting due to the common ownership of Ajay and the Company by the chairman of the Company, who is also the chairman of Ajay. For the two years ended September 30, 2000 and 1999, the Company reported losses on its investment in Ajay in the amount of $5,044 and $488 respectively. Ajay has not issued any financial statements since March 31, 2001. The Company has not recognized an equity interest in gain (loss) of affiliate in fiscal 2001 because current financial information of Ajay is not available.

During the year ended September 30, 2000, the Company applied the provisions of Emerging Issues Task Force 99-10 "Percentage Used to Determine the Amount of Equity Method Losses" ("EITF 99-10") in the calculation of Equity Interest in Loss of Affiliate in the Consolidated Financial Statements. This pronouncement provides for the percentage of ownership to be determined by the liquidation order of the investment held to the total of each particular level of investment held by the investor contained in the financial statements of the investee. For the year ended September 30, 1999 , the Equity Interest in Loss of Affiliate was computed utilizing the percentage of common stock ownership held by the Company in Ajay. The effect of EITF 99-10 in 2000 was to substantially increase the Company's equity interest in loss of affiliate from amounts that would have been recorded using only the percentage of common stock ownership. During 1999, the investment in Ajay common stock was reduced to zero in the Consolidated Balance Sheet as a result of the Company's equity interest in Ajay's losses since acquisition. During the year ended September 30, 2000 and 1999, the Company's investment in Ajay's preferred stock was reduced by $4,565 and $435, respectively, as a result of continuing recognition of the Company's equity interest in Ajay's losses

Based upon the closing bid price, the market value of the investment in Ajay common shares was approximately $14 at September 30, 2001.

At March 31, 2001, Ajay had approximately 4,120,000 common shares outstanding. In addition to the company's options and convertible preferred stock at September 30, 2001, Ajay had outstanding preferred stock that is convertible to approximately 1,686,000 shares of Ajay common stock and outstanding options and warrants to purchase approximately 834,000 shares of Ajay common stock at prices ranging from $1.08 to $6.00 per share (unaudited).

The Company's former chief executive officer and current Chairman of the Board, Thomas W. Itin, who is an officer and shareholder of Ajay, has guaranteed certain loans and investments made by the Company to and in Ajay. Mr. Itin has taken the position that, as a result of his retirement as President and Chief Executive officer of the Company, his guarantees of certain loans and investment in and to Ajay are no longer in effect. The Company disagrees with the position taken by Mr. Itin. Mr. Itin has filed suit in the Circuit Court for Oakland County, Michigan seeking a determination as to the enforceability of these guarantees. The Company has filed suit against Ajay and Mr. Itin in the Multnomah Circuit Court for the State of Oregon seeking payment of all amounts due from Ajay and Mr. Itin.

In addition, we engaged Taglich Brothers, Inc. ("Taglich") pursuant to a retainer agreement dated August 14, 2001 as placement agent with respect to various financings, including private equity financings. Taglich has since requested, and we have agreed to pay, a separate fee of $200,000 for assisting us in (a) obtaining commitments from persons to purchase additional shares of Series B Stock from investors other than AIP and its affiliates; (b) obtaining tenders from the holders of at least 90% of the Series A Stock in the Exchange Offer; and (c) obtaining commitments from at least 90% of the holders of our 7.5% Convertible Subordinated Debentures to extend the maturity date of such debentures to 24 months from the closing of the purchase of the Series B Stock under the Stock Purchase Agreement. Douglas E. Hailey, who is a director of the Company, is affiliated with Taglich.

Members of the board of directors have discussed with Mr. Ziegler, our chief executive officer the possibility of a bonus payment to Mr. Ziegler relating to his contribution to the Company's agreement with AIP and overall capital restructure. No specific agreement has been reached or submitted to the board for approval.


             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than ten-percent shareholders are required by the SEC regulation to furnish the Company with copies of Section 16(a) forms they file. Based solely on review of the copies of such forms furnished to the Company, or written representations of the reporting persons, we have determined that all required reports were timely filed during the year except that one executive officer and two directors filed late reports on Form 3.

                               EXECUTIVE OFFICERS

The following table identifies the current executive officers of the Company, the positions in which they serve, and the year in which they began serving in their respective capacities. Officers of the Company are elected by the Board at the meeting of the board of directors immediately following the annual meeting of the stockholders to hold office until their successors are elected and qualified.
                                                                  Position Held
Name                  Age              Current Position               Since
----                  ---              ----------------               -----
Thomas K. Ziegler     57    President and Chief Executive Officer      2001
Dennis E. Bunday      51    Chief Financial Officer                    2001


                             EXECUTIVE COMPENSATION

The table below sets forth the compensation received by the Chief Executive Officer of the Company and other executive officers of the Company, for the past three fiscal years, who received compensation in excess of $100,000 during the fiscal year ended September 30, 2001. The Company has no restricted stock award or long-term incentive plans.

                             Executive Compensation
                                                                              Securities
                                                             Other Annual     Underlying    All Other
                                                   Bonus ($) Compensation       Options   Compensation
Name and Principal Position      Year Salary ($)      (5)          ($)            (#)          ($)
-------------------------------- ---- ----------   --------- ------------    ------------ -------------
Dennis E. Bunday                 2001                         193,500 (4)               -
 Chief Financial Officer         2000                               -                   -
                                 1999                               -                   -

Thomas W. Itin                   2001    50,000 (1)                                     -
 Former Chief Executive Officer  2000   200,000                                         -
                                 1999   200,000                                   300,000

Gerard A Herlihy                 2001    39,750 (2)           172,158 (2)
 Chief Financial Officer         2000   106,260
                                 1999   139,402                                    75,000

Timothy J. Marker                2001   135,000
 VP-Sales and Marketing          2000   135,000
                                 1999   133,605                                    50,000

Thomas K. Ziegler                2001   128,340 (3)
 Chief Executive Officer         2000   127,000
                                 1999   125,250                                    20,000
---------------------------------

(1) Mr. Itin retired from the positions of Chief Executive Officer, President and Treasurer of Williams Controls effective January 8, 2001, however continued as Chairman of the Board. Mr. Itin's continued base salary subsequent to January 8, 2001 is reflected under "Compensation of Directors."
(2) Mr. Herlihy resigned as Chief Financial Officer of Williams Controls effective November 8, 2000. His compensation included severance and various benefits.
(3) Mr. Ziegler was appointed President and Chief Executive Officer of Williams Controls on January 8, 2001. Prior to that. Prior to that, Mr. Zigler was Vice President and General Counsel.
(4) Mr. Bunday was named Chief Financial Officer of Williams Controls effective January 22, 2001. Mr. Bunday has provided services to the Company under an independent employment agreement.

STOCK OPTION GRANTS

The Company did not grant any stock options during the fiscal year ended September 30, 2001 or during the fiscal year ended September 30, 2000.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE

The Table below summarizes fiscal year-end option values of the executive officers named in the Summary Compensation Table. No named executive officer acquired any shares on exercise during the fiscal year ended September 30, 2001 or during the fiscal year ended September 30, 2000.

          Name      # Shares Acquired $ Value Realized  Securities Underlying   Value of In-the Money
                       on Exercise                     Unexercised Options at    Options at Year-End
                                                            Year-End (#)
Thomas W. Itin              --               --         1,100,000       90,000     --           --
Timothy J. Marker           --               --           137,500       12,500     --           --
Thomas K. Ziegler           --               --           105,000        5,000     --           --
Dennis Bunday               --               --           --            --         --           --

PENSION PLAN

Under the Company's Pension Plan, the Company is required to contribute amounts sufficient to fund specified retirement benefits for covered employees. Benefits are calculated on the basis of an employee's final average pay and length of service. Final average pay generally means the average of the employee's three highest annual compensation amounts during the last ten calendar years of employment. Compensation means taxable compensation plus any salary deferrals allowable under the Internal Revenue Code Sections 125 or 402. Compensation is limited in accordance with Internal Revenue Code Section 401(a)(17). For the 2001 calendar year, compensation considered under the plan may not exceed $170,000. Benefits are payable under normal (age 65), early (age 55 with 10 years of service) or deferred (over age 65) retirement or death. Employees who are officers or directors of the Company participate in the Pension Plan on the same basis as other employees. As a result, the only officers of the Company who is eligible for the plan is Thomas Itin and Thomas Ziegler. In general, an employee retiring under the plan will receive an annuity payable for life without any offsets. The following table sets forth estimated annual benefits as retirement under the Pension Plan for covered employees of the Company at various assumed years of service and levels of final average pay. The calculations are shown for an employee retiring at age 65 in the form of a level single life annuity to the employee. The years of credited service as computed by William Mercer, the Company's actuary, for Pension Plan purposes as of September 30, 2001 for Mr. Itin is 9.0 years. Mr. Itin contends he should receive credited years for the period November 1988 through September 1992. During that time, Mr. Itin served as the Chairman of the Board and Chief Executive Officer, but received no compensation and was not reflected on the Company's records as an employee. This additional service time would increase Mr. Itin's credited years of service to 12.92 years. Mr. Itin's final average pay was $166,668. Mr. Ziegler's years of credited service is 7.1 years and his final average pay is $138,663.

COMPENSATION OF DIRECTORS

The non-employee directors of the Company are paid an annual retainer of $2,500, $1,500 for each regular Board meeting attended in person, $500 for each telephonic Board meeting attended and $500 for each committee meeting attended, whether in person or telephonic. No fees are paid when action is taken by unanimous written consent. The Company reimburses its directors for reasonable costs incurred to attend board and committee meetings. Additionally, during fiscal 2001, the Company continued Mr. Itin's base salary at an annual rate of $200,000 per year subsequent to his retirement.

The Company has a Stock Option Plan for the non-employee directors. No grants were made under this Plan for the fiscal year ended September 30, 2001. For the fiscal year ended September 30, 2000, H. Samuel Greenawalt and Timothy S. Itin, then the only non-employee directors of the Company, received non-statutory stock options exercisable for ten years to purchase up to 10,000 shares of Common Stock for $2.125 per share. These stock options were granted at 100% of the fair market value of our common stock on the date of grant, based on the reported trading information from the NASD Over-the-Counter Bulletin Board System.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee is responsible for reviewing and approving the Company's compensation policies and the compensation paid to executive officers. The Company's compensation philosophy is designed to achieve long-term growth in stockholder value. The Company's compensation policies are intended to attract, retain and motivate highly qualified executives who support a performance-oriented environment that rewards achievement based upon the Company's performance and the individual's contribution and performance. There are three main components in the Company's executive compensation program: base salary, annual bonus incentive and long-term incentive.

Base Salary. The base salary of each executive officer of the Company is measured against the median base pay level for positions with comparable functional responsibilities at companies with sales that are comparable in size to the Company's sales. Executive salaries are reviewed but not necessarily increased annually. Salary adjustments may be made by the Committee to recognize individual contribution and performance or to reflect an increased scope of responsibilities.

 Annual Incentive. Annual incentive bonuses for executive officers are intended to reflect the Committee's belief that a significant portion of the annual compensation of each executive officer should be contingent upon the performance of the Company, as well as the individual contribution of each officer.

The Company has implemented an annual incentive bonus, which provides executive officers and other key management employees the opportunity to earn annual incentive bonuses. As a pay-for-performance plan, the annual incentive bonus is intended to motivate and reward executive officers and other key employees by directly linking the amount of any cash bonus to two performance components: (1) corporate and/or operating unit financial performance (specific measurements are defined each year and threshold and payout levels are established to reflect the Company's objectives); (2) management's overall assessment of the executive officer/key employee performance. These criteria are reviewed and approved by the Committee. Under the guidelines adopted by the Committee, executive officers are eligible to receive up to 100% of their salary as an annual bonus, depending on actual earnings performance compared to target earnings goals.

Long-Term Incentive. The Company utilizes stock options as a long-term incentive to reward and retain employees. The Committee believes that these programs serve to link management and stockholder interest and to motivate executive officers to make long-term decisions that are in the best interest of the Company and the stockholders. The Committee also believes that executive officers and other key employees should have significant ownership of the Company stock. As a group, executive officers and directors beneficially own approximately 40.3% of the outstanding common stock. In particular, Mr. Itin, the Company's Chairman beneficially owns approximately 35.4% of the outstanding shares.

The Committee believes that stock option grants provide an incentive that focuses the executive's attention on managing the Company from the perspective of an equity owner in the business. Stock options are granted from time-to-time, generally on an annual basis, based upon recommendations from management and the Committee. In general, stock options vest over ten years and employees must be employed by the Company in order to continue to accrue time towards the Plan's three year vesting schedule. As the stock options are granted at the fair market value on the date of grant, the Company's stock options are tied to the future performance of the Company's stock and will provide value to the recipient only when the price of the Company's stock increases above the option grant price.

It is the opinion of the Committee that the aforementioned compensation program provides features, which appropriately align the Company's executive compensation with corporate performance and the interest of its stockholders.

Mr. Ziegler assumed the position of President and Chief Executive Officer in January 2001. For the fiscal year ended September 30, 2001, Mr. Ziegler was paid a base annual salary of $128,340. Subsequent to September 30, 2001, Mr. Ziegler's salary was adjusted retroactively to an annual rate of $200,000, which was the same salary as the previous Chief Executive Officer, Thomas Itin. No bonus was paid to Mr. Ziegler based on the financial performance of the Company for the 2001 fiscal year and no stock options were granted

Timothy S. Itin, Chairman
Douglas E. Hailey


                       WHERE YOU CAN GET MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith we file reports, proxy statements, and other information with the Securities and Exchange Commission ("SEC"). Specifically, we have filed this Information Statement on Schedule 14f-1with the SEC in compliance with our Exchange Act reporting requirements. Statements contained herein concerning the provisions of any documents are not necessarily complete, and, in each instance, reference is made to the copy of any such documents filed as an exhibit to the Schedule TO or other documents filed with the SEC. Each such statement is qualified in its entirety by such reference. Our proxy statements, annual reports, and other information filed with the SEC under the Exchange Act may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Room 1204, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549, and at the regional offices of the SEC located at 7 World Trade Center, Thirteenth Floor, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549 or from the SEC website at http://www.sec.gov.